Dome Capital, LLC

10006 Cross Creek Blvd #103

Tampa FL 33647

October 10, 2024

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington DC 20549

Re:	Dome Capital, LLC
Amendment No.4 to Draft Offering Statement on Form 1-A
Submitted September 17, 2024
CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated October 2, 2024 with respect to the Company’s Amendment No. 3 to Draft Offering Statement on Form 1-A (CIK No. 0001988836), submitted on August 26, 2024; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the fourth amendment of the Offering Statement (the “Fourth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment 1. We note that you continue to present properties on your website that you do not own and that you continue to present gross profit, average investor payout and aggregate ROI. We also note this information has been added on page 24. Please advise as to the basis for providing these projections given you have no assets or operating history or remove such disclosure. Further, we note you revised your disclosure to discuss the difference in the subscription options. It appears that you intend to offer two different types of securities based upon the free access and paid access disclosures. Please revise to clarify how these two tiers of access will apply to the securities being offered.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have revised the website and image on page 24 of the Fourth Amendment to remove the projections of gross profit, average investor payout and aggregate ROI. With respect to the Staff’s comment regarding the free and paid access tiers, the Company has removed the subscription tier model and has revised its disclosure in the Fourth Amendment and on its website to reflect that.

2.	We note your response to prior comment 2. We note that your subscription agreement indicates that closings will occur promptly after acceptance of a subscription agreement; however, your disclosure indicates that you may close when the maximum number of subscriptions are received or at the discretion of management. Please reconcile. Further, to the extent the initial closing may occur upon the date that the subscriptions for the maximum number of securities have been accepted, please explain how this is consistent with a no minimum offering. Such closing appears to make this an offering on an all-or-none basis. Further, please clarify when an investor in the “full access plan” would be expected to begin paying the monthly fee.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have revised the subscription agreement to be consistent with the disclosure.

With respect to the closing of series offerings, the language in our disclosure is designed to provide flexibility in the offering process, allowing the manager to determine the closing date based on various factors, including but not limited to the number of subscriptions received. As noted, the initial closing of a series offering will occur on the earliest of either the date subscriptions for the maximum number of series interests have been accepted or a date determined by the manager in its sole discretion. The language does not mandate that the initial closing must occur only when the maximum number of series interests has been subscribed. Instead, it provides an alternative condition where the manager can choose a closing date at their discretion. This flexibility ensures that the offering is not on an all-or-none basis, as the manager can close the offering regardless of the number of subscriptions received (e.g. even if less than the maximum number of subscriptions have been subscribed). This discretion ensures that the offering is not contingent on reaching a specific subscription threshold, thereby aligning with the concept of no minimum offering amount.

Similar to the initial closing, any subsequent series closing will occur on the earliest of either the date subscriptions for the maximum number of series interests have been accepted or a date determined by the manager in its sole discretion.

The key aspect of our offering is the manager’s discretion to determine the closing date. This discretion allows the manager to close the offering at any time, irrespective of the number of subscriptions received. Therefore, we respectfully advise the Staff that the offering is not dependent on reaching a minimum or maximum subscription amount, which is consistent with the concept of no minimum offering amount.

General

3.	Please add back the termination date of the offering, as required by Item 1(e) of Part II of Form 1-A.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have added back the termination date of the offering.

4.	Please provide additional information regarding the two tiers of investment, including what is provided with each tier and the extent to which the series being offered are limited to a particular tier. Please also clearly disclose any additional services provided to the investor with the paid access tier. Also, please clarify whether both tiers will be offered through this offering circular. To the extent this is the case, please note that all of the information required by Form 1-A should be provided for all tiers. Lastly, please file the form of the agreement relating to the paid access tier.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have removed the subscription tier model and revised the disclosure in the Fourth Amendment and information on the website to reflect that.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

		By:	/s/ Rajiv Radia
Rajiv Radia
Enclosures
cc:	Dome Capital, LLC